UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Alvarion Ltd.
(Name of Issuer)

Ordinary Shares, Par Value NIS 0.10 Per Share
(Title of Class of Securities)

M0861T100
(CUSIP Number)

June 28, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M0861T100	Page 2 of 5

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Clal Finance Underwriting Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 874,317 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 874,317 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 874,317 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.36%*
12	TYPE OF REPORTING PERSON CO

*	Based on 9,344,224 ordinary shares outstanding as of July 1, 2013 (based on information received from Alvarion Ltd.)

CUSIP No. M0861T100	Page 3 of 5

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Mr. Tzahi Sultan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 874,317* shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 874,317* shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 874,317 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.36%**
12	TYPE OF REPORTING PERSON IN

*
Mr. Tzahi Sultan may be deemed a beneficial owner of the shares since he is the controlling shareholder of Clal Finance Underwriting Ltd. ("Clal"). Mr. Tzahi Sultan holds 56.2% of the issued and outstanding share capital of Clal through a fully owned private company. Mr. Sultan holds 65.2% of the voting power of Clal through his fully owned company and proxies he received from two additional shareholders, allowing Mr. Sultan to vote their shares on at his discretion.

**	Based on 9,344,224 ordinary shares outstanding as of July 1, 2013 (based on information received from Alvarion Ltd.)

Item 1. (a) Name of Issuer:

Alvarion Ltd.

Item 1. (b) Address of Issuer’s Principal Executive Offices:

15 HaMelacha St., Afek Industrial Park, Rosh Ha'ain, Israel.

Item 2. (a) Name of Person(s) Filing:

This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)  Clal Finance Underwriting Ltd.

ii) Mr. Tzahi Sultan.

Item 2. (b) Address of Principal Business Office:

c/o Clal Finance Underwriting Ltd., 37 Derech Begin, Tel-Aviv 6522042, Israel.

Item 2. (c) Citizenship:

i)   Incorporated under the laws of the State of Israel

ii)  Israeli

Item 2. (d) Title of Class of Securities:

Ordinary shares, par value NIS 0.10 per share.

Item 2. (e) CUSIP Number:

M0861T100

Item 3.

Not applicable.

Item 4.  Ownership.

See tables above.

Item 5.  Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 8, 2013
/s/Tal Rubinstein
By:	By: Tal Rubinstien Clal Financing Underwriting Ltd. Chief Executive Officer

/s/Tzahi Sultan
By:	Tzahi Sultan

Exhibit 1

JOINT FILING AGREEMENT

By this Agreement, the undersigned agree that this Statement on Schedule 13G being filed on or about this date, and any subsequent amendments thereto filed by any of us, with respect to the securities of Alvarion Ltd. is being filed on behalf of each of us.

July 8, 2013

Clal Finance Underwriting Ltd. /s/Tal Rubinstein By: Tal Rubinstien Title: Chief Executive Officer

Tzahi Sultan /s/Tzahi Sultan By: Tzahi Sultan